Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95113

July 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention:  David Gessert

Re:	Heritage Commerce Corp Registration Statement on Form S-4 Filed July 1, 2019 File No. 333-232450

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Heritage Commerce Corp (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended, be accelerated so that the Registration Statement may become effective on July 15, 2019 at 2:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to Mark A. Bonenfant of Buchalter, A Professional Corporation, at (213) 359-2497.

Sincerely,

HERITAGE COMMERCE CORP

By:	/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President and Chief Financial Officer